Mail Stop 3561

July 27, 2009

Michael Hamilton, Chief Executive Officer
MMC Energy, Inc.
26 Broadway, Suite 960
New York, New York  10004

      **Re:    MMC Energy, Inc.**
               **Revised Preliminary Proxy Statement on Schedule 14A**
               **Filed July 9, 2009**
               **File No. 1-33564**

Dear Mr. Hamilton:

      We have reviewed your letter dated July 9, 2009 in response to our July 2, 2009 comment letter and your revised preliminary proxy statement on Schedule 14A, and we have the following comments.  Again, we have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Background of the Asset Sale, page 22

1. We note your responses to comments three, four, eight, and 11 in our letter dated July 2, 2009 and your revised disclosure.  Specifically, we note your disclosure in the first paragraph on page 23 that your "decision to pursue the sale of certain assets to Wellhead was based primarily on the favorable valuation of those assets relative to what could reasonably be expected from other options, as well as the favorable impact on [y]our net cash position."  Further, we note a similar disclosure in the seventh paragraph on page 23 in which you state that the board considered your sale "in one or several transactions to be the most favorable of the various strategic alternatives."  Please revise your document explain these statements in greater detail by discussing further the alternatives the board considered to the asset sale and liquidation, the terms of the other acquisition and

purchase offers, the reasons why the board decided to move forward with the asset sale and liquidation, and the factors you considered and the analyses you conducted in eliminating the alternatives to the asset sale and liquidation.  In this regard, as examples only, and not an exhaustive list, please address the following:

- Please disclose the "other potential assets" discussed in the numerous telephone calls from June 25, 2008 to August 18, 2008 between you and Wellhead.

- In the penultimate paragraph on page 22, you state that "[t]o the best of [y]our knowledge the necessary approvals were never received [by Wellhead], thus significantly diminishing the value of the Escondido facility to Wellhead." Please disclose the approvals to which you refer, how this failure impacted the asset sale and liquidation, and how this failure diminished the value of the facility to Wellhead.

- Because it appears that negotiations with "Buyer 1" and "Buyer 2" went beyond the preliminary inquiry stage, please identify by name those particular entities to the extent their bids were higher than Wellhead's final bid.

- In this regard, we note that on February 24, 2009, your board met to evaluate the various acquisition proposals received and resolved to move forward with Wellhead's February 17, 2009 offer because it provided the largest amount of per-share consideration and Wellhead had a greater level of familiarity with the California energy market.  However, on April 23, 2009, you and Wellhead revised your letter of intent to reduce the purchase price to $4.86 million from $6.0 million.  Before the terms of the transaction were revised, such that you would receive less consideration from Wellhead, please discuss whether you took any steps to engage in any other possible transactions, including reestablishing negotiations with Bidder 1 and Bidder 2.  If so, please describe these steps and your reasoning for not pursuing any available alternatives.  If not, please explain why you did not pursue alternatives at that point. Regardless, please explain the reason that you agreed to the purchase price reduction.

- Please provide greater detail, including the price per share, of GAC's revised offer on February 23, 2009 and how it compares to the terms of the current asset sale and liquidation.

2. We note your response to comment six in our letter dated July 2, 2009.  Please revise your disclosure to identify each person in attendance at each meeting, including the real estate broker who approached you on behalf of Wellhead in June 2008 and the "several executives of Wellhead" at the meetings you reference on page 25.

3.  In this regard, we note your disclosure on page 22 that "From September 10 to September 24, 2008, Wellhead conducted further due diligence and engaged with us in negotiations regarding the offer to purchase the Escondido Assets." Similarly, we note your disclosure on page 23 that "From November 10 to November 26, 2008, Wellhead resumed its due diligence on the equipment and continued discussions with us relating to its offer." Please revise to further describe the background of the asset sale. Describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among the parties or their affiliates.

4.  Further, we note your disclosure on page 50 that "On December 12, 2008, December 17, 2008, December 20, 2008 and January 12, 2009, the Special Committee held telephonic meetings to discussed the latest Wellhead proposal, bids received for the two remaining Turbines and other proposals." Please provide more details of these telephonic meetings and the bids received.

Background of the Liquidation, page 50

5.  To the extent applicable, please revise your disclosure here in accordance with our comments above in connection with your disclosure of the background of the asset sale.

Incorporation by Reference, page 66

6.  Please revise to provide the correct date for the filing of your Form 10-K.


****** 


        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, John Fieldsend, Staff Attorney, at (202) 551-33343, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     John E. Depke, Esq.
        DLA Piper LLP (US)
        Via Facsimile